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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pure Earth, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

74623L 10 5
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 74623L 10 5	Schedule 13G	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Alsentzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,172,750 (1)
	6	SHARED VOTING POWER 1,344,750 (1)
	7	SOLE DISPOSITIVE POWER 3,172,750 (1)
	8	SHARED DISPOSITIVE POWER 1,344,750 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,517,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.3% (1) (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Subject to the responses contained in Item 4 herein.
(2)
The percentage of Common Stock reported herein as being beneficially owned by Mr. Alsentzer is based on 17,575,399 shares of Common Stock outstanding as of December 31, 2009, which information has been provided to Mr. Alsentzer by Pure Earth, Inc.

CUSIP NO. 74623L 10 5	Schedule 13G	Page 3 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marrin, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 1,000,000 (1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 1,000,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (1) (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Subject to the responses contained in Item 4 herein.
(2)
The percentage of Common Stock reported herein as being beneficially owned by Marrin, L.P. is based on 17,575,399 shares of Common Stock outstanding as of December 31, 2009, which information has been provided to Marrin, L.P. by Pure Earth, Inc.

Item 1(a).	Name of Issuer:

Pure Earth, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Neshaminy Interplex, Suite 201
Trevose, PA  19053

Item 2(a).	Name of Person Filing:

Mark Alsentzer
Marrin, L.P.

(each, a “Reporting Person”, and collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Mr. Alsentzer:

c/o Pure Earth, Inc.
One Neshaminy Interplex, Suite 201
Trevose, PA  19053

Marrin, L.P.:

1330 Sabal Palm Drive
Boca Raton, FL  33432

Item 2(c).	Citizenship:

The responses provided in Row 4 on the cover page with respect to each Reporting Person are incorporated by reference herein in response to this Item 2(c).

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

74623L 10 5

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Neither Reporting Person is a person or group specified in Item 3 to Schedule 13G.

Item 4.	Ownership.

(a)         Amount beneficially owned:  As of December 31, 2009, and subject to the information included in this Item 4, (i) Mr. Alsentzer beneficially owned in the aggregate 4,517,500 shares of Common Stock, including: (A) 2,922,750 shares of Common Stock owned directly by Mr. Alsentzer; (B) 250,000 shares of Common Stock that may be received upon the conversion in full of 10,000 shares of the Issuer’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) owned directly by Mr. Alsentzer; (C) 1,000,000 shares of Common Stock owned by Marrin, L.P.; (D) 44,750 shares of Common Stock owned by AAA LP; and (E) 300,000 shares of Common Stock owned by certain of Mr. Alsentzer’s immediate family members, over which shares Mr. Alsentzer may be deemed to have beneficial ownership (and as to which Mr. Alsentzer disclaims beneficial ownership); and (ii) Marrin, L.P. beneficially owned 1,000,000 shares of Common Stock.

The filing of this Schedule 13G shall not be construed as an admission that (a) either of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by each of the Reporting Persons.

(b)           Percent of class:

The responses provided in Row 11 on the cover page with respect to each Reporting Person are incorporated by reference herein in response to this Item 4(b).1 Mr. Alsentzer’s percentage of Common Stock beneficially owned includes 300,000 shares of Common Stock as to which Mr. Alsentzer disclaims beneficial ownership, as set forth in Item 4(a) above.

(c)           (i)         Number of shares as to which Mr. Alsentzer has:

(A)
sole power to vote or to direct the vote:  3,172,750 shares of Common Stock (including 250,000 shares of Common Stock underlying 10,000 shares of Series C Preferred Stock beneficially owned by Mr. Alsentzer)

(B)
shared power to vote or to direct the vote:  1,344,750 shares of Common Stock, including (I) 1,000,000 shares of Common Stock owned by Marrin, L.P.; (II) 44,750 shares of Common Stock owned by AAA LP; and (III) 300,000 shares of Common Stock owned by certain of Mr. Alsentzer’s immediate family members, over which shares Mr. Alsentzer may be deemed to have beneficial ownership (and as to which Mr. Alsentzer disclaims beneficial ownership)

(C)
sole power to dispose or to direct the disposition of:  3,172,750 shares of Common Stock (including 250,000 shares of Common Stock underlying 10,000 shares of Series C Preferred Stock beneficially owned by Mr. Alsentzer)

(D)
shared power to dispose or to direct the disposition of:  1,344,750 shares of Common Stock, including (I) 1,000,000 shares of Common Stock owned by Marrin, L.P.; (II) 44,750 shares of Common Stock owned by AAA LP; and (III) 300,000 shares of Common Stock owned by certain of Mr. Alsentzer’s immediate family members, of which shares Mr. Alsentzer may be deemed to have beneficial ownership (and as to which Mr. Alsentzer disclaims beneficial ownership)

1 The percentage of Common Stock beneficially owned by each of the Reporting Persons is based on information provided by the Issuer as of December 31, 2009.

(ii)         Number of shares as to which Marrin, L.P. has:

(A)	sole power to vote or to direct the vote: 0 shares of Common Stock

(B)	shared power to vote or to direct the vote: 1,000,000 shares of Common Stock, which shares are also beneficially owned by Mr. Alsentzer

(C)	sole power to dispose or to direct the disposition of: 0 shares of Common Stock

(D)	shared power to dispose or to direct the disposition of: 1,000,000 shares of Common Stock, which shares are also beneficially owned by Mr. Alsentzer

Each Reporting Person’s power to dispose or direct the disposition of shares of Common Stock described in Item 4(c) above is subject to various limitations contained in (i) the Certificate of Designations, Preferences and Rights of the Issuer’s Series B Preferred Stock, and (ii) that certain Securityholders Agreement dated March 4, 2008 to which Mr. Alsentzer is a party.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

The responses provided in Item 4(c) with respect to other persons that may own shares of Common Stock beneficially owned by Mr. Alsentzer are incorporated by reference herein in response to this Item 5.  These other persons may have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

Marrin, L.P. is the record owner of 1,000,000 shares of Common Stock that are also beneficially owned by Mr. Alsentzer.  Thus, each of the Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010	/s/ Mark Alsentzer
Mark Alsentzer

MARRIN, L.P.

Date: February 16, 2010	By:	/s/ Mark Alsentzer
Mark Alsentzer
General Partner

AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii)
Under the Securities Exchange Act of 1934

The undersigned hereby agree that the Amendment No. 1 to Schedule 13G to which this Agreement relates, filed pursuant to the Securities Exchange Act of 1934 and executed by each of the undersigned of even date herewith, is filed on behalf of each of the undersigned.

DULY EXECUTED this 16th day of February, 2010.

/s/ Mark Alsentzer
Mark Alsentzer

MARRIN, L.P.

By:	/s/ Mark Alsentzer
Mark Alsentzer
General Partner